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                             November 3, 2023

       Peter J. Tezza, II
       Chief Executive Officer
       ModVans Inc.
       530 Constitution Avenue
       Camarillo, California 93012

                                                        Re: ModVans Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 26,
2023
                                                            File No. 024-12333

       Dear Peter J. Tezza:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2023 letter.

       Form 1-A filed October 26, 2023

       Plan of Distribution, page 11

   1. We note your response to prior comment 1 and are unable to agree that the current pricing structure does not
raise delayed offering concerns. Please amend your offering statement to list a single, fixed
price at which you will offer your shares. After qualification, you may change the price to
another fixed price before or after sales occur in a manner
                                                        consistent with Rule
252(f)(2)(ii).
       Part III: Exhibits, page II-1

   2.                                                   Please file an updated
audit consent in your next amendment.
 Peter J. Tezza, II
FirstName   LastNamePeter J. Tezza, II
ModVans Inc.
Comapany 3,
November    NameModVans
               2023        Inc.
November
Page  2     3, 2023 Page 2
FirstName LastName
       Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Lawrence Mandala